SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Leju Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons E-House (China) Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 53,224,658(1) ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 53,224,658(1) ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,224,658(1) ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 39.3%(2)
12	Type of Reporting Person CO

(1)           Includes (i) 53,043,733 ordinary shares and (ii) 180,925 ordinary shares in the form of American depositary shares.

(2)           This calculation is based on 135,503,958 ordinary shares outstanding as of December 31, 2016.

Item 1(a).	Name of Issuer: Leju Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices: 15/F Floor, Shoudong International Plaza No. 5 Building, Gungqu Home Dongcheng District, Beijing 100022 People’s Republic of China

Item 2(a).	Name of Person Filing: E-House (China) Holdings Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence: Yinli Building, 11/F No. 383 Guangyan Road Jing’an District Shanghai 200072 People’s Republic of China

Item 2(c).	Citizenship: Cayman Islands

Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.001 per share

Item 2(e).

CUSIP No.:
50187J108

This CUSIP number applies to the American Depositary Shares of the Issuer, each representing one ordinary share of the Issuer, par value $0.001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of Leju Holdings Limited (the “Issuer”) by the reporting person is provided as of December 31, 2016:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
E-House (China) Holdings Limited	53,224,658	39.3%	53,224,658	0	53,224,658	0

E-House (China) Holdings Limited (the “Reporting Person”) is a wholly owned subsidiary of E-House Holdings Ltd. (“E-House Holdings”).  E-House Holdings is a Cayman Islands company jointly established by Mr. Xin Zhou, Sina Corporation and certain other persons, and controlled by Mr. Zhou.

On August 12, 2016, E-House Merger Sub Ltd., a wholly owned subsidiary of E-House Holdings, merged with and into the Reporting Person, with the Reporting Person continuing as the surviving company and a wholly owned subsidiary of E-House Holdings (the “Merger”).

Following the completion of the Merger, the Reporting Person has ceased to be a reporting company under the Exchange Act and its American depositary shares have ceased trading on the New York Stock Exchange.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017

E-House (China) Holdings Limited	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director